MEMORANDUM

TO:	John Grzeskiewicz	CC:	Amy Duling
John Leven
David Lebisky
Joshua Deringer

FROM:	Jillian Bosmann

DATE:	November 22, 2011

RE:	Response to SEC Staff Comments on the Preliminary Proxy Materials of the DundeeWealth Funds (the “Registrant”) (Registration No. 333-135371; 811-21913)

This memorandum summarizes the comments received from you on November 14, 2011 on the above-referenced Preliminary Proxy Materials filed on November 4, 2011 in connection with the Special Meeting of the Shareholders of the JOHCM International Select Fund (the “Fund”), a series of the Registrant, and the Registrant’s responses.  Terms not otherwise defined herein shall have the meaning ascribed to them in the Preliminary Proxy Materials.

1.             Comment:  In the Questions & Answers section of the proxy statement, you state that the sub-adviser to the Fund, JO Hambro Capital Management Ltd., (the “Sub-Adviser”) or an affiliate of the Sub-Adviser will pay for the proxy solicitation and related legal costs.  If known, please specify the exact entity who will pay such costs.

Response:  The Sub-Adviser will bear the proxy solicitation and related legal costs.  The Questions & Answer section will be revised accordingly.

2.             Comment:  The proxy statement states that the Registrant’s Board of Trustees approved the new sub-advisory agreement on September 13, 2011.  Please explain why the Preliminary Proxy Materials were not filed until November 4, 2011.

Response:  The transaction that resulted in a change of control of the Sub-Adviser was announced in July 2011 but was subject to certain regulatory approvals.  The change of control of the Sub-Adviser occurred on October 26, 2011.

If you have any questions or comments concerning this memorandum, please contact me at (215) 988-3307.